[ING FUNDS LOGO]

May 24, 2013

VIA EDGAR

Mr. Edward Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Bartz:

This letter responds to comments provided to Jay Stamper on December 3, 2012, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 116 (“PEA 116”) filed on or about October 17, 2012, to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below. The purpose of PEA 116 was to register a new share class, Class R6, for four series of the Registrant, ING Large Cap Value Fund, ING MidCap Opportunities Fund, ING Real Estate Fund, and ING SmallCap Opportunities Fund and was originally scheduled to go effective on or about December 17, 2012.  However, through delaying amendments the share class is now scheduled to be effective on or about May 31, 2013. In addition, the Registrant will not proceed with registering Class R6 shares for ING Real Estate Fund.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.                        Comment:                                The Staff requested confirmation that all contracts and waiver agreements reflected in Footnotes to the “Annual Fund Operating Expenses” Tables will be made a part of the filing.

Response:                                  The Registrant confirms that all contracts and waiver agreements will be filed as part of the Registration Statement.

2.                        Comment:                                The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

Response:                                  The Registrant appreciates the comment but the language is not required by Form N-1A.  However, the Registrant will consider revising in future filings.

ING Large Cap Value Fund

3.                        Comment:                                The Staff noted that the Russell 1000® Value Index referenced as the benchmark to determine the large cap range is not an appropriate benchmark as the market capitalization ranges are too low for a large-cap fund. The Staff requested that the Registrant revise the definition of large cap to reflect large-cap issuers or reflect a more applicable index for comparison use.

Response:                                  The Registrant appreciates the Staff’s comment.  The Registrant believes it is reasonable for sub-advisers to have different definitions of large companies.  Further, guidance from the Staff to Rule 35d-1 under the Investment Company Act of 1940, dated February 25, 1994, provides in part that in developing definitions for terms such as “Small,” “Medium,” and “Large” capitalization companies:

“The Staff believes that registrants, in developing such a definition should consider all pertinent references including, for example, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.”

In keeping with the Staff’s guidance above, for example, the Russell 1000® Growth Index as of June 29, 2012 has a market capitalization range between $670.9 million to $400.1 billion.  Based upon the above-referenced Staff guidance as well as these index ranges, the Registrant believes that the disclosure regarding the Fund’s market capitalization is appropriate.

4.                        Comment:                                         The Staff requested that if the Fund uses derivatives towards the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued for (notional or market, etc.).

Response:                                           The Registrant confirms that although subject to Rule 35d-1, the Fund does not use derivatives as part of the 80% test.

Statement of Additional Information

Privately issued mortgage-backed securities

5.                        Comment:                                The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:                                  The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

May 24, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP